SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007, its Registration Statement on Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007, its Registration Statement on Form S-8 (Registration No. 333-149034) filed with the Commission on February 4, 2008, its Registration Statement on Form S-8 (Registration No. 333-149575), filed with the Commission on March 6, 2008 and its Registration Statement on Form F-3 (Registration No. 333-153667), filed with the Commission on September 25, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: November 12, 2008

Press Release

Immediate Release

PARX, a subsidiary of OTI, and Neos Tech Introduce “EasyPark” in Italy

—	Initial Installation in Northern City of Alessandria; Other Locations in Development
—	Revenues Generated from Both Product Sale & Transaction Fees

Fort Lee, NJ – November 11, 2008 – On Track Innovations Ltd, (OTI) (NASDAQ-GM: OTIV), today announced that its subsidiary, PARX Ltd., is introducing its parking solution which includes the successful EasyPark in-vehicle electronic parking system in Italy, starting with the northern city of Alessandria. PARX, which is responsible for marketing electronic parking solutions in international markets, will manage the program with Neos Tech S.r.l, an Italian company focused on public services, parking and IT. Neos Tech is responsible for the marketing, sales, help desk, customer support, installation and all local services in Italy.

Neos Tech has launched a marketing and media campaign which includes radio, newspapers and consumer website (www.neos-park.it) to promote Neos Park, the Italian name for the parking system.

Piercarlo Fabbio, mayor of Alessandria and Serafino Lai, Transportation Local Councilor, comment: “We believe that the initiative is a practical way to provide citizens with a useful tool to avoid any daily hassles linked to searching for parking meters and change. Using the parking device allows drivers to pay only for the exact time parked without risking fines.”

Esther Cobos, CEO of Neos Tech S.r.l. commented: “We were looking for a city of the size of Alessandria and among those contacted, the enthusiasm and the innovation of Alessandria made the difference. Neos Park is in fact the only parking solution that uses the same technology as modern contactless payments to both ensure the efficiency of parking operators and simplify the driver’s life.”

Commenting on the transaction, Oded Bashan, OTI’s Chairman and CEO, said “The project in Italy is another step in our efforts to launch PARX’s parking solutions in various global markets. These are based on our patented technology, offering a user friendly, easy to operate solution with a proven business case. The project in Italy is another example of our strategy of focusing on projects that generate both product sales followed by growing high-margin recurring revenues via transaction, licensing or royalty fees and service charges.”

Using Neos Park the driver pays only for the actual parked time. To activate Neos Park the driver turns on the contactless unit, places it in the car window. Upon returning, the driver turns the device off. This creates a uniquely convenient user experience by eliminating the need for cash, change, and looking for parking meters. Neos Park can be used for both on-street parking payments and for parking lots. Neos Park provides detailed reports to the municipality in order to better manage and monitor parking patterns across town. The parking system is able to support multiple rates, cities, tariffs in a modular, scalable and easy to implement way.

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About PARX
PARX Ltd. is a subsidiary of On Track Innovations Ltd. (OTI) responsible for marketing, operating and distributing advanced parking solutions, including the EasyPark TM product, in international markets.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the expected revenues to be generated from the introduction of our parking solutions in Italy. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations
Galit Mendelson	Paul Holm
Vice President of Corporate Relations	portfoliopr
201 944 5200 ext. 111	212 888 4570
galit@otiglobal.com	paulh@portfoliopr.biz